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SEC FILE NUMBER
8-49339

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 2 3 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dash Prime LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 South Wacker Drive, Suite 2450
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Collin Carrico	312 690 2512	collin.carrico@iongroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – If individual, state last, first, and middle name)

171 N. Clark Street, Suite 200	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dash Prime LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JONATHAN MCGREAL
Notary Public, State Of Florida
Commission No. HH 255508
My Commission Expires: 4/20/2026

Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Index

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Dash Prime LLC (the "Company") as of December 31, 2022, and the related statements of income, changes in member's equity, changes in subordinated debt, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Grant Thornton

Supplemental information

The information contained in Schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
February 17, 2023

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

Assets		
Cash and cash equivalents	$	1,609,406
Certificate of deposit		250,562
Clearing deposits		2,364,456
Receivables from broker-dealers, net		1,933,343
Operating lease right-of-use asset		1,600,437
Fixed assets, net of accumulated depreciation of $36,716		96,083
Other assets		347,343
Total Assets	**$**	**8,201,630**
Liabilities		
Accounts payable and accrued expenses	$	1,656,281
Operating lease right-of-use liability		2,019,066
Total Liabilities		**3,675,347**
Member's equity		**4,526,283**
Total Liabilities and Member's Equity	**$**	**8,201,630**

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME
For the Year Ended December 31, 2022

Revenues	
Commissions	$ 19,587,343
Execution credits, net	6,348,375
Interest overrides	655,314
Total Revenues	**26,591,032**
Expenses	
Clearing expense	5,081,432
Employee compensation and benefit expense	3,367,266
Office expense	874,987
Registered representative commission expense	813,696
Execution expense	723,334
Third party trading, operating and risk system expense	628,758
Telecommunication expense	153,066
Consulting and professional fee expense	112,856
Regulatory expense	98,556
Travel and entertainment expense	58,075
Depreciation expense	23,926
Technology infrastructure expense	13,147
Sales and marketing expense	10,815
Other operating expense	2,873
Total Expenses	**11,962,787**
Net Income	**$14,628,245**

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2022

Member's equity at January 1, 2022	$	4,073,038
Capital distributions		(14,175,000)
Net income		14,628,245
Member's equity at December 31, 2022	**$**	**4,526,283**

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN SUBORDINATED DEBT
For the Year Ended December 31, 2022

Balance at January 1, 2022	$	-
Repayments		-
Additions		-
Balance at December 31, 2022	$	-

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	14,628,245
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		23,926
Changes in operating assets and liabilities:		
Decrease in clearing deposits		41,814
Increase in receivables from broker-dealers, net		(451,334)
Decrease in operating lease right-of-use asset		263,796
Decrease in other assets		142,105
Increase in accounts payable and accrued expenses		396,932
Decrease in operating lease right-of-use liability		(311,375)
Net cash increase from operating activities		14,734,109
Cash flows from investing activities:		
Purchase of fixed assets		(43,835)
Net cash decrease from investing activities		(43,835)
Cash flows from financing activities:		
Capital distributions		(14,175,000)
Net cash decrease from financing activities		(14,175,000)
Net increase in cash and cash equivalents		515,274
Cash, cash equivalents and restricted cash at beginning of the year		1,344,694
Cash, cash equivalents and restricted cash at end of the year	$	1,859,968

Cash, cash equivalents and restricted cash at end of the year:	
Cash and cash equivalents	1,609,406
Certificate of deposit	250,562

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE 1 Organization

Dash Prime LLC (the Company) was organized under the Uniform Limited Liability Company Act of Delaware on May 16, 1996. The Company is registered as a limited liability company doing business in the States of Illinois and Florida. The Company is an introducing and executing broker for its customers. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the Securities and Exchange Commission since the Company does not carry customer accounts, effects transactions only with other broker-dealers, does not perform transactions in unlisted options and clears and carries its customers' trading accounts fully disclosed with clearing members.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

a) Commissions

Commissions earned and the related clearing, execution, clearing organization and exchange expenses are recorded on a trade-date basis. The Company earns commission when its customers buy or sell a security executed by a member broker-dealer and cleared at its clearing firm providers who carry a customer's account. The Company believes that the performance obligation is satisfied on trade-date because that is the point when the financial instrument, purchase/sell and counterparty are identified, the price is agreed upon and the risks and rewards of ownership have been determined. ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company records its revenues in accordance with these guidelines as the Company only recognizes income for its customers on trade-date when a transaction is executed. The Company has no minimum commission requirement or prepaid fee arrangements with its customers. All income is derived only upon a client utilizing the Company's services.

b) Execution credits, net

The Company routes its customers' equity and option orders to exchange member execution firms. Customers direct their orders to execution destinations. In certain circumstances, the Company can receive payment for order flow or exchange liquidity credits resulting from their customers' trading activity. Dash Financial Technologies LLC (DFT) is a broker-dealer affiliate of the Company under common ownership who is also one the Company's execution counterparties. DFT charges a fee to the Company as an offset to the payment for order flow and exchange liquidity credits received by the Company. Included as reductions to execution credits, net are $3,157,313 of execution credits not paid to the Company and retained by DFT and $3,328,881 of execution credits paid to the Company by all of its exchange member execution firm counterparties and passed back to the Company's customers. The Company may pass back all or a portion of execution credits/debits it receives/pays from/to its executing brokers at its discretion.

c) Interest overrides

The Company earns interest overrides on its customers' debit, credit and short stock balances. These revenues are earned when the rate that the Company charges its customers is greater than the rate its clearing firms charge for debit balances and the rate the Company pays its customers for short and credit balances is less than the rate the clearing firm pays the Company.

d) Clearing expense

The Company introduces its clients to clearing firms on a fully disclosed basis. Clearing firms charge the Company a fee to settle, custody and provide record keeping for the Company's customers' accounts. Included in clearing fees are equity, option and futures clearing charges as well as fees charged to the clearing firm by the Option and Equity Clearing Corporations.

e) Cash and cash equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. As of December 31, 2022, cash and cash equivalents include demand deposits in a checking account at one bank, which at times may exceed the federally insured limit.

f) Restricted cash

The Company has a certificate of deposit (CD) that matures September 30, 2023. The balance as of December 31, 2022 was $250,562. This CD is used as collateral to secure a letter of credit that represents a security deposit for the Company's Chicago office lease.

g) Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state and local tax purposes, as it is a wholly owned subsidiary of DFT Intermediate LLC (also a disregarded entity for tax purposes as it is also a single member LLC). Accordingly, the Company does not file tax returns, but its taxable income is reported as part of DFT Intermediate Holdings LLC's tax returns. DFT Intermediate Holdings LLC is the parent company to DFT Intermediate LLC. DFT Intermediate Holdings LLC is a limited liability company whose income or loss is includable in the tax return of its members. In addition, the Company is not liable for any material limited liability company taxes. Therefore, no provision or liability for federal, state and local income taxes is included in these financial statements.

Accounting standards require the evaluation of tax positions taken or expected to be taken in the course of preparing DFT Intermediate Holdings LLC's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and receivable or liability in the current year. As of December 31, 2022, management has determined that there are no material uncertain tax positions.

h) Fixed assets

Fixed assets are reported at cost, net of accumulated depreciation. Fixed assets are depreciated on a straight-line basis over the estimated useful life of the asset. The Company's policy is to expense fixed asset purchases below $5,000 and repairs and maintenance are expensed as incurred.

i) Leases

The Company recognizes and measures its leases in accordance with ASC 842. The Company is the lessee in two non-cancellable operating leases for office space. The Company determines if an arrangement is a lease at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, using an appropriate discount rate.

The discount rate is the implicit rate in the lease if it is readily determinable. Otherwise, the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate

of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all practical expedients, to not recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less at lease commencement or have immaterial monthly lease payment obligations (less than $5,000 per month) and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

j) Accounts receivable

Accounts receivables are stated at their net realizable value. Accounts receivables are presented on the Statement of Financial Condition net of the allowance for expected credit losses. An allowance for expected credit losses is based on the Company's assessment of the collectability of receivables from brokers and dealers and accounts receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for expected credit losses. As of December 31, 2022, the Company has determined that all accounts receivable are valued at their net realizable value, and therefore, no allowance has been established for any expected credit losses.

NOTE 4 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company utilizes the alternative method to calculate its net capital, which requires minimum net capital of $250,000. Under this rule, the Company is required to maintain a minimum net capital equivalent of $250,000. On December 31, 2022, the Company had net capital of $3,380,907 which was $3,130,907 in excess of its minimum requirement.

NOTE 5 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2022 consist of the following:

Clearing deposits	2,364,456
Receivables from broker-dealers, net	1,933,343

Clearing deposits are cash deposits held at the Company's clearing firms. Receivables from broker-dealers, net are commissions and execution fees charged to the Company's customers net of direct variable expenses held and payment for order flow and exchange liquidity credits and fees owed to the Company from its execution providers. The receivable from broker-dealers, net was collected by the Company in January 2023. The Company clears all transactions through Merrill Lynch Professional Clearing Corp, Apex Clearing Corporation and ED&F Man Capital Markets, Inc. in accordance with the respective clearing agreements.

NOTE 6 Other Assets

Other assets on December 31, 2022 were $347,343. Other assets include an operating lease incentive of $172,603, receivables secured by customer cash balances due from customers for execution, exchange and liquidity fees and trading platforms equaling $166,802 and a security deposit equaling $7,938.

NOTE 7 Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses on December 31, 2022 were $1,656,281. Accounts payable and accrued expenses consist of the following: 1) Bonus accrual - $1,066,073; 2) Payable to customers for liquidity rebates and payment for order flow – $328,364; 3) Operating liabilities - $119,013 4) Variable compensation owed to registered representatives - $70,647; 5) Estimated professional and regulatory fee accrual – $47,750; 6) Payable to affiliated entity - $24,434.

NOTE 8 Concentrations of Credit Risk

The Company is engaged in brokerage activities where counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of execution counterparties, clearing organizations and exchanges where transactions are performed. The Company's policy is to review, as necessary, the credit risk of all trading positions and the financial condition of its execution counterparties, clearing firms, clearing organizations and exchanges.

NOTE 9 Guarantees

ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying security, commodity or index price related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has no obligations that would be required to be disclosed as defined by ASC 460.

NOTE 10 Leases

The Company has two operating leases. The lease at 200S Wacker in Chicago, IL is through September 2027 and the lease at 515 N. Flagler in West Palm Beach, FL is through May 31, 2024. The leases do not include early termination options or any restrictive financial or other covenants. The Company's lease in Illinois has a required security deposit which is in the form of a letter of credit issued by Lakeside bank in the amount of $250,000. The letter of credit is secured by an interest-bearing certificate of deposit which is carried on the Company's Statement of Financial Condition at face value plus accrued interest. The certificate of deposit is currently categorized as a non-allowable asset for the Company's net capital calculation. The Company's lease in Florida is secured by a cash security deposit also carried as a non-allowable asset in the Company's net capital calculation in the amount of $7,938.

Leases with an initial term of twelve months or less or where the monthly rent obligations are deemed not to be material (less than $5,000) are not recorded on the Statement of Financial Condition, and the Company does not separate lease and non-lease components of contracts. The lease at 515 N. Flagler in West Palm Beach, FL has a monthly rent obligation that is less than $5,000, and therefore, this lease is deemed to be immaterial and not recorded on the Statement of Financial Condition. There are no material guarantees associated with the Company's leases, and there are no significant restrictions or covenants included in the Company's lease agreements. Payments under the lease agreements include fixed payments plus variable payments. The Company's office leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The Company's lease agreements do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself

against other companies of similar credit rating and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liability.

The operating lease right-of-use asset and operating lease right-of use liability as of December 31, 2022 was as follows:

Operating lease right of use asset – $1,600,437
Operating lease right of use liability - $2,019,066

Lease Commitments

The Company is obligated under its non-cancelable operating leases to pay the following minimum undiscounted lease payments as of December 31, 2022:

	Minimum Lease Payments	Imputed Interest	Net Lease Payments
Year:			
2023	519,925	(122,815)	397,110
2024	505,164	(98,180)	406,984
2025	498,635	(70,839)	427,796
2026	513,594	(40,575)	473,019
2027	393,798	(8,676)	385,122
Thereafter	-	-	-
Total	**2,431,116**	**(341,085)**	**2,090,031**

The operating leases are subject to period escalation charges. Rent expenses (which includes rent and the buildings allocation of tax and operating expense) for 2022 are included in the office expense line on the Statement of Income.

For the year ended December 31, 2022, the Company noted the following supplemental lease information. Cash paid for amounts included in the measurement of lease liabilities include cash flows from leases of $445,168. The Company obtained a lease incentive on its lease in Illinois during 2020. The unamortized remaining balance as of December 31, 2022 was $172,603. The Company used a weighted average discount rate of 6.73% and had a weighted average remaining lease term of 4.75 years.

NOTE 11 Related Party Transactions

The Company is affiliated with Dash Financial Technologies LLC (DFT) by having a common owner. DFT is a registered broker-dealer. The Company and DFT have executed an execution and an expense sharing agreement for the Company to utilize services from DFT for equity and option execution, market data, server hosting and administration of payroll benefits. On December 31, 2022, the Company had a receivable from DFT for December execution services included in receivable from broker-dealers, net of $660,866 and a liability included in accounts payable and accrued expenses to DFT for reimbursement of services received by the Company of $24,434.

A summary of the transactions with DFT for the year ended December 31, 2022 follows with the Statement of Income categories:

- Execution Exchange Fees, Liquidity Fees, Payment for Order Flow and Exchange Tier Benefits received from DFT - $8,480,568 - Execution credits, net
- Employee 401k Contributions paid to DFT on behalf of the Company's employees – $209,476 – Employee compensation and benefit expense
- Market Data Expense for Third Party Trading Platforms paid to DFT - $158,225 – Third party trading, operating and risk system expense
- Company 401k Match Expenses paid to DFT - $37,239 – Employee compensation and benefit expense

- Employee Voluntary Withholdings paid to DFT on behalf of the Company's employees - $2,182 – Employee compensation and benefit expense

NOTE 12 Employee Benefit Plans

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings and health plans. Under the retirement savings plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit-sharing contributions to the plan. For the year ended December 31, 2022, the Company's retirement savings expense recorded in employee expense on the Statement of Income was $37,799.

NOTE 13 Member's Equity

Pursuant to the Company's operating agreement, the Company allocates and distributes to DFT Intermediate, LLC a portion of its distributable profits throughout the year in accordance with regulatory guidelines and as soon as practicable at the end of each month.

NOTE 14 Subsequent Events

The Company has evaluated subsequent events through the date that its financial statements were issued.

On January 26, 2023, the Company's member, DFT Intermediate LLC, withdrew $1,075,000 from the Company. The withdrawal was completed to remove a portion of profits not previously withdrawn. FINRA was notified of the capital distribution.

Dash Prime LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
(Schedule I)
December 31, 2022

Member's Equity	$	4,526,283
Less:		
Non-Allowable Assets:		
Receivable from affiliated broker dealer, net	$	(636,432)
Restricted certificate of deposit at Lakeside bank		(250,562)
Receivable from non-affiliated executing broker dealer		(154,361)
Fixed assets, net of accumulated depreciation		(96,083)
Security deposit		(7,938)
Total Non-Allowable Assets		(1,145,376)
Net Capital	$	3,380,907
Required Net Capital	$	250,000
Excess Net Capital	$	3,130,907
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital	$	3,080,907

There are no material differences between the amounts presented above and the amounts reported in the Company's December 31, 2022, unaudited Part IIA FOCUS report, filed on January 23, 2023.

Dash Prime LLC
(A Delaware Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
(Schedule II)
December 31, 2022

Dash Prime LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3(k)(2)(ii) and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have reviewed management's statements, included in the accompanying Exemption Report), in which (1) Dash Prime LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 17, 2023

Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Dash Prime LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2022

February 17, 2023

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

Dash Prime LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the year ended December 31, 2022, the Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 as outlined under (k)(2)(ii) of the respective rule.

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k)(ii) throughout the year ended December 31, 2022, with no exception.

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Date: February 17, 2023

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of Dash Prime LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies and bank statement records), noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting a difference of $12,910.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC-7 schedule including total revenues, execution, clearing and commission fees), noting a difference of $12,910.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC-7 schedule including total revenues, execution, clearing and commission fees) supporting the adjustments, noting no differences.

Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Grant Thornton

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 17, 2023

Dash Prime LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2022

SIPC – 7

General Assessment	**$**	**30,654**
Less payments made July 2022 SIPC 6		**(15,285)**
Assessment Balance Due	**$**	**15,369**
Determination of SIPC net operating Revenue		
Total		
Revenue:	**$**	**26,603,942**
Additions:		
Deductions:		
Revenues from commodity transactions		(88,682)
Commissions paid to other SIPC members		(5,817,131)
40% of margin interest earned on customers' securities accounts		(262,125)
Total Deductions		**(6,167,738)**
SIPC Net Operating Revenues		**20,436,004**
SIPC Assessment at .15%	**$**	**30,654**

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Member
Dash Prime LLC

In planning and performing our audit of the financial statements of Dash Prime LLC (the "Company") as of and for the year ended December 31, 2022, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3) and does not carry accounts for customers or perform custodial functions relating to customer funds or securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly

Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Grant Thornton

to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2022 to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 17, 2023